Exhibit 99.3

Appendix 4D

Sims Metal Management Limited

ABN 69 114 838 630

Half Year Report

Results for announcement to the market

Half year ended: 31 December 2012

Previous corresponding period: 31 December 2011

Results				A$m

Revenue from ordinary activities	Down	25.1%	to	3,433.5

Loss from ordinary activities after tax attributable to members*	Up	53.3%	to	(295.5)

Net loss for the period attributable to members*	Up	53.3%	to	(295.5)

* Includes A$291.3 million goodwill and other intangibles impairment charge compared against A$614.8 million of goodwill and other intangibles impairment charges in the prior corresponding period.

Dividends for the half year period	Cents per Security	% Franked per Security (1)

Current period interim dividend	nil	n/a
Previous corresponding period interim dividend	10.0	0%

(1) The entire unfranked portion of the previous period interim dividend was declared to be nil conduit foreign income. Accordingly the entire unfranked portion paid to non-residents was subject to a 15% non-resident shareholders’ withholding tax.

Net tangible assets	31 December 2012	31 December 2011 restated

Net tangible asset per security	A$8.27	A$8.37

For further explanation of the above figures, please refer to the Directors’ Report, press release and market presentations filed with the Australian Securities Exchange Limited (“ASX”).

The remainder of the information required by Listing Rule 4.2A is contained in the attached additional information.

The half year financial report is based on accounts which have been subject to an independent review and are not subject to dispute or qualification.

Directors’ report

Your directors present their report on the consolidated entity (the “Group”) consisting of Sims Metal Management Limited (the “Company”) and the entities it controlled at the end of, or during, the half year ended 31 December 2012.

Directors

The following persons listed below were directors of the Company during the half year and up to the date of this report:

Name	Title
Executive Director:
Daniel W Dienst	Executive Director and Group Chief Executive Officer

Non-Executive Directors:
Geoffrey N Brunsdon	Chairman and Independent Non-Executive Director
Norman R Bobins[1]	Independent Non-Executive Director
John T DiLacqua	Independent Non-Executive Director
J Michael Feeney[2]	Independent Non-Executive Director
Gerald E Morris[1]	Independent Non-Executive Director
Christopher J Renwick	Independent Non-Executive Director
Heather Ridout	Independent Non-Executive Director
M Paul Sukagawa[1]	Non-Independent, Non-Executive Director
James T Thompson	Independent Non-Executive Director
Paul J Varello[2]	Independent Non-Executive Director

1 Mr Bobins and Mr Morris were re-elected as Independent Non-Executive Directors and Mr Sukagawa was re-elected as a Non-Independent, Non-Executive Director at the Company’s annual general meeting on 15 November 2012.

2 Mr Varello and Mr Feeney retired from the Board of Directors on 15 November 2012.

Review of Operations

A review of the operations of the Group during the half year and the results of those operations are set out in the press release announcing the results for the half year as lodged with the ASX.

Inventory write-downs related to United Kingdom (“UK”) operations

The Company announced on 21 January 2013 that the Board of Directors had established a Committee to investigate inventory valuation issues in the Company’s UK business. The Committee is headed by Chairman Geoff Brunsdon and includes John DiLacqua, Gerald Morris, Heather Ridout and James Thompson. The Committee worked with the Company’s external auditor PricewaterhouseCoopers (“PwC”), and its legal counsel Baker & McKenzie, as well as Group CEO Daniel Dienst and Group CFO Rob Larry.

The immediate priorities of the Committee were to determine the amount by which the value of inventory was overstated and the impact on the Group’s accounts; conclude if the issues giving rise to the overstatement were limited to the Group’s facilities in the UK; identify the root causes of the write-down and where breakdowns in the Group’s control environment had occurred; and to direct and oversee the implementation of corrective actions. Additionally, the Committee was tasked with assessing, if appropriate, any necessary actions in respect of employees and third parties determined to be responsible. On 15 February 2013, the Company lodged a media release with the ASX in which the Committee announced its findings to that date.

The inventory write-downs primarily related to prior reporting periods. As a result, in accordance with AASB 108 (IAS 8) Accounting Policies, Changes in Accounting Estimates and Errors, the Group was required to restate its financial results for the periods impacted. See Note 2 of the consolidated financial statements for details of the restatement and the prior periods impacted.

Auditor’s Independence Declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 3.

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest tenth of a million dollars, unless otherwise indicated.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board of Directors.

G N Brunsdon	D W Dienst
Chairman	Group Chief Executive Officer

New York	New York
21 February 2013	21 February 2013

Auditor’s Independence Declaration

As lead auditor for the review of Sims Metal Management Limited for the half year ended 31 December 2012, I declare that to the best of my knowledge and belief, there have been:

a)      no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)      no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

David Wiadrowski	Sydney
Partner	22 February 2013
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Sims Metal Management Limited

Consolidated Income Statements

For the half year ended 31 December 2012

		Half year ended 31 December
	Note	2012 A$m	2011 A$m restated

Revenue	3	3,433.5	4,586.9

Other income	5	11.7	36.9
Raw materials used and changes in inventories		(2,548.8)	(3,600.7)
Freight expense		(274.3)	(341.7)
Employee benefits expense		(244.4)	(226.7)
Depreciation and amortisation expense	5	(62.2)	(64.3)
Repairs and maintenance expense		(49.8)	(61.3)
Other expenses		(297.3)	(289.9)
Impairment of goodwill and other intangibles	5	(291.3)	(614.8)
Finance costs		(12.6)	(12.0)
Impairment of goodwill in jointly controlled entity	11	-	(57.5)
Share of results of investments accounted for using the equity method	11	5.5	(2.4)

Loss before income tax		(330.0)	(647.5)

Income tax benefit	7	34.5	14.3

Loss for the half year		(295.5)	(633.2)

		A¢	A¢
Loss per share:
Basic	4	(144.5)	(307.2)
Diluted	4	(144.5)	(307.2)

The consolidated income statements should be read in conjunction with the accompanying notes. Restatement of prior period comparative amounts are detailed in Note 2.

Sims Metal Management Limited

Consolidated Statements of Comprehensive Income

For the half year ended 31 December 2012

		Half year ended 31 December
	Note	2012 A$m	2011 A$m restated

Loss for the half year		(295.5)	(633.2)

Other comprehensive income

Items that may be reclassified to profit or loss
Changes in the fair value of cash flow hedges, net of tax		(1.1)	(0.6)
Foreign exchange translation differences, net of tax		(18.1)	96.4
Share of other comprehensive income of associates, net of tax		(0.1)	-

Items that will not be reclassified to profit or loss
Net actuarial losses on defined benefit plans, net of tax		(0.1)	(5.1)

Other comprehensive income for the half year, net of tax		(19.4)	90.7

Total comprehensive loss for the half year		(314.9)	(542.5)

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes. Restatement of prior period comparative amounts are detailed in Note 2.

Sims Metal Management Limited

Consolidated Statements of Financial Position

As at 31 December 2012

	Note	31 December 2012 A$m	30 June 2012 A$m restated
ASSETS
Current assets
Cash and cash equivalents		71.2	51.4
Trade and other receivables		439.6	518.8
Inventory	2	816.0	829.5
Other financial assets		29.2	29.4

Total current assets		1,356.0	1,429.1

Non-current assets
Investments accounted for using the equity method	11	332.3	351.1
Other financial assets		46.0	49.4
Property, plant and equipment		953.9	977.1
Deferred tax assets		131.2	129.4
Goodwill	10	156.2	446.3
Other intangible assets	10(f)	101.6	126.6

Total non-current assets		1,721.2	2,079.9

Total assets		3,077.2	3,509.0

LIABILITIES
Current liabilities
Trade and other payables		599.3	672.1
Borrowings		0.1	13.7
Other financial liabilities		1.7	2.1
Current tax liabilities		11.2	15.7
Provisions		32.9	30.6

Total current liabilities		645.2	734.2

Non-current liabilities
Payables		7.0	8.0
Borrowings		363.9	329.9
Deferred tax liabilities		69.9	109.1
Provisions		30.5	29.5
Retirement benefit obligations		12.9	14.6

Total non-current liabilities		484.2	491.1

Total liabilities		1,129.4	1,225.3

Net assets		1,947.8	2,283.7

EQUITY
Contributed equity	12	2,795.7	2,804.3
Reserves		(344.2)	(332.9)
Retained deficit		(503.7)	(187.7)

Total equity		1,947.8	2,283.7

The consolidated statements of financial position should be read in conjunction with the accompanying notes. Restatement of prior period comparative amounts are detailed in Note 2.

Sims Metal Management Limited

Consolidated Statements of Changes in Equity

For the half year ended 31 December 2012

	Note	Contributed equity A$m	Reserves A$m	Retained deficit A$m	Total equity A$m

Balance as at 1 July 2012 as previously reported		2,804.3	(333.4)	(76.5)	2,394.4
Impact of restatement	2	-	0.5	(111.2)	(110.7)

Balance as at 1 July 2012 as restated		2,804.3	(332.9)	(187.7)	2,283.7

Loss for the half year		-	-	(295.5)	(295.5)
Other comprehensive income		-	(19.3)	(0.1)	(19.4)

Total comprehensive (loss)/income for the half year		-	(19.3)	(295.6)	(314.9)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	6	-	-	(20.4)	(20.4)
Share-based payments		-	8.0	-	8.0
Buy-back of ordinary shares	12	(8.6)	-	-	(8.6)

		(8.6)	8.0	(20.4)	(21.0)

Balance as at 31 December 2012		2,795.7	(344.2)	(503.7)	1,947.8

Balance as at 1 July 2011 as previously reported		2,817.9	(446.3)	548.9	2,920.5
Impact of restatement	2	-	1.1	(10.1)	(9.0)

Balance as at 1 July 2011 as restated		2,817.9	(445.2)	538.8	2,911.5

Loss for the half year (restated)	2	-	-	(633.2)	(633.2)
Other comprehensive income (restated)		-	95.8	(5.1)	90.7

Total comprehensive (loss)/income for the half year		-	95.8	(638.3)	(542.5)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	6	-	-	(72.1)	(72.1)
Share-based payments		1.5	11.2	-	12.7
Buy-back of ordinary shares	12	(25.6)	-	-	(25.6)
Dividend reinvestment plan	6	23.4	-	-	23.4

		(0.7)	11.2	(72.1)	(61.6)

Balance as at 31 December 2011 as restated		2,817.2	(338.2)	(171.6)	2,307.4

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes. Restatement of prior period comparative amounts are detailed in Note 2.

Sims Metal Management Limited

Consolidated Statements of Cash Flows

For the half year ended 31 December 2012

		Half year ended 31 December
	Note	2012 A$m	2011 A$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		3,605.4	4,700.7
Payments to suppliers and employees (inclusive of goods and services tax)		(3,526.1)	(4,635.3)
Interest received		2.4	1.6
Interest paid		(11.3)	(10.4)
Dividends received from associates and jointly controlled entities		8.8	2.9
Insurance recoveries		0.5	2.7
Income taxes paid		(3.3)	(45.2)

Net cash inflows from operating activities		76.4	17.0

Cash flows from investing activities
Payments for property, plant and equipment		(82.2)	(68.6)
Proceeds from sale of property, plant and equipment		4.5	3.6
Payments for acquisition of subsidiaries, net of cash acquired	9(a)	(20.0)	(64.3)
Payments for other financial assets		(0.6)	(0.8)
Proceeds from sale of other financial assets		0.4	0.3
Proceeds from sale of business divisions	9(b)	44.9	-
Return of capital from associates and jointly controlled entities		-	0.3
Proceeds from sale of an interest in a jointly controlled entity		7.3	-
Loan to third parties		(4.7)	(15.4)
Proceeds from repayment of third party loans		3.9	6.2

Net cash outflows from investing activities		(46.5)	(138.7)

Cash flows from financing activities
Proceeds from borrowings		1,158.6	1,039.7
Repayment of borrowings		(1,139.6)	(894.2)
Fees paid for loan facilities		-	(0.1)
Proceeds from issue of shares		-	1.5
Payments for shares bought back	12	(8.6)	(25.2)
Dividends paid	6	(20.4)	(48.7)

Net cash (outflows)/inflows from financing activities		(10.0)	73.0

Net increase/(decrease) in cash and cash equivalents		19.9	(48.7)
Cash and cash equivalents at the beginning of the half year		51.4	165.5
Effects of exchange rate changes on cash and cash equivalents		(0.1)	4.6

Cash and cash equivalents at the end of the half year		71.2	121.4

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 1 – Summary of significant accounting policies

(a) Reporting entity

Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the half year ended 31 December 2012 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The Group is a for-profit entity for the purpose of preparing the consolidated financial statements. The consolidated financial statements are presented in Australian dollars (A$), which is the Group’s presentational currency.

(b) Basis of preparation

The half year financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting and the requirements of the Corporations Act 2001.

The half year financial report does not include all the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the year ended 30 June 2012, and any public announcements made by the Company during the half year ended 31 December 2012, in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The consolidated financial statements comply with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the IASB.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 of the annual financial report for the year ended 30 June 2012.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported consolidated financial statements.

(c) Accounting policies

The Group has adopted AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income (Revised IAS 1). The adoption of the new standard has not resulted in any changes to the Group’s accounting policies and has no effect on the amounts reported for the current or prior half years. However, the application of AASB 2011-9 (Revised IAS 1) has resulted in changes to the Group’s presentation of the statement of comprehensive income.

The Group’s significant accounting policies have remained unchanged from the annual financial report for the year ended 30 June 2012.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 2 – Prior period restatement

The Company announced on 21 January 2013 that the Board of Directors had established a Special Committee (the “Committee”) to investigate inventory valuation issues in the Company’s United Kingdom (“UK”) business. On 15 February 2013, the Company announced the preliminary results of the Committee’s investigation which revealed that the Group’s UK inventories were overstated by A$62.0 million (A$44.9 million after tax) in prior periods.

As described further in Note 10, as a result of the prior period restatement, the Group was required to reassess its conclusions on goodwill impairments for the periods impacted by the restatement. The reassessment resulted in an additional impairment of goodwill of A$58.0 million (A$54.2 million after tax) for the half year ended 31 December 2011 and an impairment of goodwill of A$60.5 million (A$56.5 million after tax) for the year ended 30 June 2012.

The Directors believe it is appropriate to adjust these errors with prior year adjustments in accordance AASB 108 (IAS 8) Accounting Policies, Changes in Accounting Estimates and Errors. The impact on the Group’s financial statements for the prior periods impacted is set out below. The entire impact was on the Europe segment.

(a) Impact on consolidated balance sheet

	As previously reported A$m	Impact of restatements A$m	Restated A$m
As at 30 June 2012
Trade and other receivables	513.4	5.4	518.8
Inventory	890.0	(60.5)	829.5
Deferred tax assets	124.2	5.2	129.4
Goodwill	507.4	(61.1)	446.3
Deferred tax liabilities	109.4	(0.3)	109.1
Reserves	(333.4)	0.5	(332.9)
Retained deficit	(76.5)	(111.2)	(187.7)

As at 31 December 2011
Inventory	983.4	(37.5)	945.9
Deferred tax assets	102.3	4.5	106.8
Goodwill	507.2	(58.0)	449.2
Current tax liabilities	14.9	(5.3)	9.6
Deferred tax liabilities	115.5	(0.3)	115.2
Reserves	(339.5)	1.3	(338.2)
Retained deficit	(84.9)	(86.7)	(171.6)

As at 30 June 2011
Inventory	978.5	(12.4)	966.1
Current tax liabilities	32.6	(3.4)	29.2
Reserves	(446.3)	1.1	(445.2)
Retained earnings	548.9	(10.1)	538.8

As at 30 June 2010
Inventory	776.9	(7.2)	769.7
Current tax liabilities	23.2	(2.0)	21.2
Reserves	58.1	0.1	58.2
Retained earnings	425.5	(5.3)	420.2

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 2 – Prior period restatement (continued)

(b) Impact on profit and loss

	Year ended 30 June 2012 A$m	Half year ended 31 December 2011 A$m	Year ended 30 June 2011 A$m	Year ended 30 June 2010 A$m
(Loss)/profit as previously reported	(521.4)	(556.5)	192.1	126.7

Restatement of errors:
Increase in raw materials used and changes in inventories	(48.0)	(25.5)	(6.6)	(7.4)
Increase in impairment of goodwill and other intangibles	(60.5)	(58.0)	-	-
Impact of restatement on taxation	7.4	6.8	1.8	2.1

(Loss)/profit as restated	(622.5)	(633.2)	187.3	121.4

(c) Impact on earnings per share

The effect on the restatement on basic and diluted earnings per share is as follows:

	Year ended 30 June 2012	Half year ended 31 December 2011	Year ended 30 June 2011	Year ended 30 June 2010
Basic (in cents):
(Loss)/earnings per share as previously reported	(253.3)	(270.0)	93.9	64.9
Impact from restatement of errors	(49.1)	(37.2)	(2.4)	(2.8)
(Loss)/earnings per share as restated	(302.4)	(307.2)	91.5	62.1

Diluted (in cents):
(Loss)/earnings per share as previously reported	(253.3)	(270.0)	93.3	64.5
Impact from restatement of errors	(49.1)	(37.2)	(2.4)	(2.7)
(Loss)/earnings per share as restated	(302.4)	(307.2)	90.9	61.8

Note 3 – Segment information

(a) Description of segments

The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical area of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:

—	North America - comprising the United States of America and Canada.

—	Australasia - comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong, Dubai and South Africa.

—	Europe - comprising the UK, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 3 – Segment information (continued)

(a) Description of segments (continued)

The Group also reports revenues by the following product groups:

—	Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.

—	Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

—

Recycling solutions - comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

—	Secondary processing and other services - comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and other service revenue.

There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2012.

(b) Information about reportable segments

	North America A$m	Austral- asia A$m	Europe A$m	Total A$m
Half year ended 31 December 2012

Total sales revenue	2,043.3	573.6	811.6	3,428.5
Other revenue	0.6	4.1	0.3	5.0

Total segment revenue	2,043.9	577.7	811.9	3,433.5

Segment EBIT	(327.7)	12.7	(5.9)	(320.9)

Interest income				3.5
Finance costs				(12.6)

Loss before income tax				(330.0)

Half year ended 31 December 2011 (restated)

Total sales revenue	3,044.1	639.2	900.6	4,583.9
Other revenue	0.3	2.3	0.4	3.0

Total segment revenue	3,044.4	641.5	901.0	4,586.9

Segment EBIT	(578.2)	33.5	(92.4)	(637.1)

Interest income				1.6
Finance costs				(12.0)

Loss before income tax				(647.5)

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 3 – Segment information (continued)

(b) Information about reportable segments (continued)

Segment asset information is as follows:

	31 December 2012 A$m	30 June 2012 A$m restated
North America	1,669.7	2,066.3
Australasia	708.8	733.0
Europe	698.7	709.7

Total assets	3,077.2	3,509.0

(c) Revenue by product

	Half year ended 31 December
	2012 A$m	2011 A$m
Ferrous secondary recycling	2,218.9	3,183.5
Non-ferrous secondary recycling	659.2	840.9
Recycling solutions	522.2	496.9
Secondary processing and other services	28.2	62.6

Total sales revenue	3,428.5	4,583.9

Note 4 – Earnings per share

	Half year ended 31 December
	2012	2011 restated
Loss per share (in cents)
Basic	(144.5)	(307.2)
Diluted	(144.5)	(307.2)

Weighted average number of shares used in the denominator (’000)
Basic shares	204,475	206,103
Dilutive effect of share based awards	-	-

Diluted shares	204,475	206,103

Due to the loss after tax for the half years ended 31 December 2012 and 2011, the dilutive effect of share-based awards, which was approximately 2,327,000 shares and 1,674,000 shares, respectively, was not included as the result would have been anti-dilutive.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 5 – Loss before income tax

Loss before income tax includes the following items whose disclosures are relevant to explaining the financial performance of the Group:

	Half year ended 31 December
	2012 A$m	2011 A$m restated
(a) Other income
Net gain on held for trading commodity derivatives	-	26.7
Net gain on currency derivatives	3.3	1.8
Net gain on disposal of property, plant and equipment	-	1.5
Insurance recoveries	0.5	2.7
Government grants	0.3	0.3
Third party commissions	2.1	2.4
Commercial settlements	1.8	-
Other	3.7	1.5

	11.7	36.9

(b) Specific expenses recognised in loss before income tax
Depreciation and amortisation:
Depreciation expense	50.3	51.4
Amortisation expense	11.9	12.9

	62.2	64.3

Net loss on held for trading commodity derivatives	4.8	-
Net foreign exchange loss	1.0	2.8
Net loss on revaluation of financial assets at fair value through profit or loss	2.9	-
Equity-settled share-based payments expense[1]	7.6	14.0
Cash-settled share-based payments expense	0.2	0.3

(c) Loss before income tax includes the following expenses, which are disclosed due to their size or nature
Impairment losses/(reversals):
Impairment of goodwill (Note 10)	284.6	614.8
Impairment of other intangible assets (Note 10)	6.7	-

	291.3	614.8

Impairment of property, plant and equipment	14.8	-
Reversal of impairment of property, plant and equipment	-	(3.0)
Impairment of goodwill in jointly controlled entity (Note 11)	-	57.5
Impairment of trade receivables and customer advances[2]	2.2	4.9

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 5 – Loss before income tax (continued)

(c) Loss before income tax includes the following expenses, which are disclosed due to their size or nature (continued)

	Half year ended 31 December
	2012 A$m	2011 A$m restated
Net loss on sale of business divisions (Note 9)	10.1	-
Loss on sale of ownership interest in a jointly controlled entity (Note 11)	0.3	-
Loss on sale of jointly controlled assets[3]	1.3	-
UK inventory write-down (Note 2)	16.5	25.5
Write-down of inventory to net realisable value	4.2	7.7
Provision recorded for disputes with third parties	3.3	-
Natural disaster related expenses[4]	5.4	1.6
Redundancies[5]	2.1	-
Transaction costs related to business combinations	-	1.2

1 2011 amount includes A$6.0 million of expense associated with non-recurring long-term incentive expense.

2 2011 amount includes A$4.4 million provision related to a receivable that was partially impaired as a result of a customer bankruptcy.

3 Amount represents the loss on the sale of additional assets related to the Group’s 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australia Refined Alloys.

4 2012 amount represents costs associated with Superstorm Sandy in the United States.

5 Amount primarily represents employee termination benefits associated with the Group’s cost reduction plans in the United States and UK.

Note 6 – Dividends

Details of dividends paid are as follows:

			Half year ended 31 December
	Cents per share	Franked %	2012 A$m	2011 A$m
Final 2012	10.0	0%	20.4	-
Final 2011	35.0	43%	-	72.1

Total dividends paid			20.4	72.1
Shares issued under the dividend reinvestment plan			-	(23.4)

Total cash dividends paid			20.4	48.7

Since the end of the half year, the directors have determined that no interim dividend will be paid for the half year ended 31 December 2012.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 7 – Income tax

The prima facie income tax on loss before income tax differs from the income tax in the consolidated income statement and is reconciled as follows:

	Half year ended 31 December
	2012 A$m	2011 A$m restated
Loss before income tax	(330.0)	(647.5)

Tax at the standard Australian rate of 30%	(99.0)	(194.3)
Non-deductible impairment of goodwill	61.9	166.9
Non-deductible impairment of goodwill in jointly controlled entity	-	11.7
Effect of tax rates in other jurisdictions	(7.7)	(2.8)
Losses not tax effected	4.7	4.3
Non-deductible expenses	3.9	3.7
Assessable gain on sale of business divisions	3.0	-
Adjustments for prior years	(1.8)	(1.2)
Share-based payments	1.3	1.0
Equity accounted investees results reported net of tax	0.4	(1.0)
Non-assessable income	(0.9)	(1.6)
Other	(0.3)	(1.0)

Income tax benefit	(34.5)	(14.3)

As a result of the inventory write-down in the Group’s UK operations, the Group has unutilised tax losses of A$70.8 million (2011: A$57.3 million) in the United Kingdom that are available indefinitely for offset against future taxable income. In the half year ended 31 December 2012, the Group did not recognise a deferred tax asset on A$47.3 million (2011: A$32.8 million) of these losses as it is uncertain as to when these losses will be utilised.

Note 8 – Contingencies

In the ordinary course of business, the Group is required to provide guarantees and letters of credit in respect of the performance of contracts and workers compensation insurance. The amounts of the guarantees provided by the Group as at 31 December 2012 and 30 June 2012 were A$41.6 million for both periods.

Note 9 – Business acquisitions and disposals

During the half year ended 31 December 2012, the Group acquired four businesses. None of the acquisitions were significant in terms of purchase price. On a combined basis, had the acquisitions all occurred on 1 July 2012, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the business acquired to the Group post-acquisition was not significant.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 9 – Business acquisitions and disposals (continued)

(a) Purchase consideration and assets and liabilities acquired

Details of the aggregate purchase consideration and cash outflow are as follows:

A$m
Cash paid for current year acquisitions	20.2
Cash acquired	(0.2)

Cash outflows for acquisitions	20.0

Assets and liabilities arising from the current half year acquisitions are as follows:

A$m
Cash	0.2
Trade and other receivables	1.2
Prepayments	0.1
Inventory	0.1
Property, plant and equipment	4.4
Identified intangible assets	5.2
Trade and other payables	(0.2)

Net assets acquired	11.0

Goodwill recognised from the acquisitions was as follows:

A$m
Total cash consideration	20.2
Less: net assets acquired	(11.0)

Goodwill on acquisition	9.2

The initial accounting for certain of the acquisitions in the current half year period has only been provisionally determined. The goodwill is attributable to several factors including site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.

(b) Disposals

On 30 November 2012, the Group sold its Arizona scrap metal recycling assets to SA Recycling LLC, which is one of the Group’s joint ventures. In addition, in October 2012, the Group sold its Colorado scrap metal recycling assets to a third party. The net loss on the disposal of these assets (included within other expenses) was A$10.1 million and was calculated as follows:

		A$m
Cash consideration received		44.9
Net carrying value of disposed assets:
Inventories	(2.4)
Property, plant and equipment	(32.8)
Goodwill	(9.9)
Other intangibles	(9.9)

		(55.0)

		(10.1)

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 10 – Goodwill and Other Intangibles

(a) Carrying amounts of goodwill	31 December 2012 A$m	31 December 2011 A$m restated
As at 1 July
Cost	1,195.4	1,113.3
Accumulated impairment	(749.1)	(124.6)

Net book amount	446.3	988.7

Half year ended 31 December
Opening net book amount (restated)	446.3	988.7
Acquisition of subsidiaries	9.2	35.5
Derecognised on sale of business divisions	(9.9)	-
Impairment charge	(284.6)	(614.8)
Foreign exchange differences	(4.8)	39.8

Closing net book amount	156.2	449.2

As at 31 December
Cost	1,179.6	1,197.0
Accumulated impairment	(1,023.4)	(747.8)

Net book amount	156.2	449.2

(b) Allocation of goodwill by CGU

Goodwill acquired through business combinations has been allocated to groups of cash generating units (“CGUs”) that are expected to benefit from the acquisition. Goodwill is monitored and tested for impairment by management at the CGU level. The following CGUs have significant amounts of goodwill:

CGU	Segment	31 December 2012 A$m	30 June 2012 A$m restated
Continental Europe Recycling Solutions	Europe	54.8	53.4
United States Recycling Solutions	North America	54.4	52.5
Australia Metals	Australasia	36.0	35.8
North America Metals	North America	-	267.1
Bulk Stainless	North America	-	21.2
All other CGUs		11.0	16.3

Total		156.2	446.3

(c) Key assumptions used for goodwill impairment tests

The recoverable amount of each of the Group’s CGUs was determined based on the higher of fair value less costs to sell or value-in-use calculations. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business and the volatile nature of commodity markets that can impact its business.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 10 – Goodwill and Other Intangibles (continued)

(c) Key assumptions used for goodwill impairment tests (continued)

The value-in-use calculations use a five-year cash flow projection which is based on a five-year forecast prepared by management. The five-year forecast is developed using historical averages derived from four years of historical results through fiscal 2012, half year results through 31 December 2012 and the forecast for the half year ending 30 June 2013. These five-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions and considers the potential benefits to arise from significant capital investments approved by the Board. A terminal value is determined from the final year of cash flows based on application of the Gordon Growth model.

The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU.

The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU. Expected future cash flows used to determine the value in use of goodwill are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, further impairments may be identified.

The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax) %		Growth rate %
CGU	31 December 2012	31 December 2011	31 December 2012	31 December 2011
North America Metals	13.1	13.4	3.0	3.0
United States Recycling Solutions	13.4	14.1	3.0	3.0
Bulk Stainless[1]	14.5	-	3.0	-
Continental Europe Recycling Solutions	14.0	14.8	1.5-2.5	1.5-2.5
UK Metals	13.2	14.0	2.5	2.5
UK Recycling Solutions	12.2	13.9	2.5	2.5
Australia Recycling Solutions	13.4	16.5	2.5	2.5
All other CGUs	12.0-16.5	13.3-19.9	2.5-3.0	2.5-3.0

1This CGU was valued using the fair value less costs to sell approach in 2011.

(d) Goodwill impairment charges recognised

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. Due to the difficult economic conditions affecting the Group’s industry, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalisation, the Group determined a triggering event had occurred as at 31 December 2012 and as at 31 December 2011, and performed a goodwill impairment test on both dates, which resulted in the following impairment charges being recognised:

	Half year ended 31 December
CGU	2012 A$m	2011 A$m restated
North America Metals	256.2	510.8
Bulk Stainless	20.8	-
Other	7.6	-
UK Metals	-	63.6
UK Recycling Solutions	-	36.8
Australia Recycling Solutions	-	3.6

Total	284.6	614.8

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 10 – Goodwill and Other Intangibles (continued)

(d) Goodwill impairment charges recognised (continued)

Half year ended 31 December 2012

Results of the North America Metals CGU were impacted by lower than anticipated intake volume and shipments, particularly for deep sea ferrous products, in the half year ended 31 December 2012. The anticipated improvement in the cash flows for this CGU which was the basis for the Group’s impairment considerations as at 30 June 2012 did not materialize. As a result, the future cash flows for the North America Metals CGU was reassessed which indicated that the carrying value of goodwill was not recoverable thus requiring an impairment of the entire goodwill balance for this CGU.

The impairment charged related to the Bulk Stainless CGU was a result of the assessment of future cash flows. This CGU has been impacted by weak demand and pricing for stainless steel metals over the last few years. Based on recent financial results and projections of future cash flows, the carrying value of goodwill was determined to be not recoverable thus requiring an impairment of the entire goodwill balance for this CGU.

As described in Note 10(e), future changes in any of the key assumptions that are used for goodwill impairment testing may result in additional impairment being recognised in future periods.

Half year ended 31 December 2011 (restated)

Results of the North America Metals CGU and UK Metals CGU were impacted by weak volumes and margin pressure that was encountered during the last three months of the half year ended 31 December 2011. In October and November 2011, ferrous scrap prices rapidly declined as deep sea ferrous markets became illiquid as economic concerns for Europe and for slowing growth in China became pervasive. These factors adversely impacted the operating results for these CGUs during the half year ended 31 December 2011, which required a reassessment of the future cash flows of these CGUs. As a result, the carrying value of the goodwill for both CGUs was not fully recoverable resulting in the impairment charges for these CGUs.

As described in Note 2, in the half year ended 31 December 2012, the Group identified a significant write-down in the carrying value of the inventory of its UK operations, most of which related to the UK Recycling Solutions CGU. As a result of this write-down, the Group reassessed its impairment considerations as at 31 December 2011 in light of the findings of the UK inventory investigation and adjusted its cash flow projections for this CGU. As a result, the carrying value of goodwill was not recoverable and an impairment for this CGU was recorded.

The impairment charge related to the Australia Recycling Solutions CGU was due to continued operating losses for this CGU. As a result, the carrying value of goodwill for this CGU exceeded its recoverable amount. After the impairment charge, this CGU had no remaining goodwill.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 10 – Goodwill and Other Intangibles (continued)

(e) Impact of possible changes in key assumptions

For CGUs which have a goodwill balance remaining after the impairment charges, the valuations as at 31 December 2012 indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

(f) Other Intangibles

As at 31 December 2012 and 30 June 2012, the balance of other intangibles was A$101.6 million and A$126.6 million, respectively. In the half year ended 31 December 2012, the Group recognised an impairment charge of A$6.7 million related to other intangibles. The impairment charge was comprised of A$5.5 million related to permits and A$1.2 million related to trade names.

Based on the results of the impairment testing performed on the North America Metals CGU, an additional impairment of other intangibles was required as the carrying value of assets exceeded the value-in-use, even after the goodwill impairment. As a result, the Group impaired A$5.5 million of permits in the North America Metals CGU. The impairment charge for trade names related to a CGU for which the trade names were determined to have no ongoing value.

Note 11 – Investments in associates and jointly controlled entities

(a) Name of associates and jointly controlled entities

Name of associate or jointly controlled entity	Country of incorporation	Ownership interest %
		December 2012	June 2012
SA Recycling LLC	USA	50	50
Chiho-Tiande Group Limited	Cayman Islands	16	16
Rondout Iron & Metal LLC	USA	50	50
Richmond Steel Recycling Limited	Canada	50	50
LMS Energy Pty Ltd (“LMS”)	Australia	50	50
Simstar Alloys Pty Limited	Australia	50	50
ITL Logistics GmbH	Germany	34	34
Metal Management Nashville, LLC	USA	-	50

Other than LMS, the principal activity of all other associates or jointly controlled entities is metal recycling. LMS is a specialist landfill gas and renewable energy company, which researches, installs, and develops landfill gas extraction systems, renewable energy and power generation technologies.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 11 – Investments in associates and jointly controlled entities (continued)

(b) Movements in carrying amounts

	Half year ended 31 December
	2012 A$m	2011 A$m
Balance at the beginning of the period	351.1	310.3
Disposals (d)	(7.6)	-
Share of results	4.4	(3.6)
Accretion of deferred gain to equity accounted profit	1.1	1.2
Equity accounting elimination	(2.5)	-
Share of other comprehensive income of associates	(0.1)	-
Dividends received	(8.8)	(2.9)
Return of capital	-	(0.3)
Impairment of goodwill in jointly controlled entity	-	(57.5)
Foreign exchange differences	(5.3)	15.4

Balance at the end of the period	332.3	262.6

(c) Impairment of goodwill in jointly controlled entity

On a regular basis, investments in associates and jointly controlled entities are tested for impairment if the Group believes events or changes in circumstances indicate that the carrying value amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the investment exceeds its recoverable amount. The recoverable amount is the higher of an investment’s fair value less costs to sell and value-in-use.

In the half year ended 31 December 2011, SA Recycling LLC recognised an impairment on goodwill, the Group’s pre-tax share of which is A$57.5 million. This has been recognised in the income statement in the period. The impairment represents the portion of SA Recycling LLC’s goodwill attributable to the Group which was determined to be not recoverable based on the value in use of the business. Similar to the Group’s North America Metals CGU, SA Recycling LLC was impacted by economic conditions which impacted its financial results and future forecasts.

(d) Disposals

In October 2012, the Group disposed of its 50% ownership interest in its Metal Management Nashville, LLC joint venture for a loss of A$0.3 million.

Note 12 – Contributed equity

Movements in the ordinary share balance were as follows:

	Half year ended 31 December
	2012 ’000	2011 ’000
On issue per share register at the beginning of the period	204,817	205,394
Issued under long-term incentive plans	391	708
Cancelled under long-term incentive plans	-	(24)
Issued under the dividend reinvestment plan	-	1,773
Share buy-back	(912)	(2,000)

On issue per share register at the end of the period	204,296	205,851

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2012

Note 12 – Contributed equity (continued)

On 7 October 2011, the Company announced an on-market share buy-back program which will allow the buy-back of a maximum of 10% of issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The buy-back commenced on 24 October 2011 and was completed on 23 October 2012. During the 12-month duration of the share buy-back program, the Company repurchased 3.952 million shares for a total cost of A$47.1 million. The reacquired shares have been cancelled. Details regarding the shares purchased are as follows:

	Half year ended 31 December
	2012	2011
Ordinary shares purchased	912,001	2,000,000
High Price	A$10.35	A$13.96
Low Price	A$8.63	A$11.92
Average Price	A$9.43	A$12.78

Note 13 – Parent entity financial information

Statement of financial position:	31 December 2012 A$m	30 June 2012 A$m restated
Current assets	47.2	51.7
Total assets	2,573.4	3,005.1

Current liabilities	58.9	61.8
Total liabilities	60.0	62.7

Shareholders’ equity:
Contributed equity	4,116.3	4,124.9
Reserves	104.1	96.2
Retained deficit[1]	(1,707.0)	(1,278.7)

Total equity	2,513.4	2,942.4

1 As a result of the prior period restatement described in Note 2, the parent entity recognised an additional A$141.0 million non-cash impairment against the parent entity’s investment in subsidiaries as at 30 June 2012. Therefore, the parent entity’s total assets and retained deficit have been restated as at 30 June 2012.

	Half year ended 31 December
Income statement:	2012 A$m	2011 A$m
Loss for the half year[1]	(407.8)	(1,067.9)

Total comprehensive loss for the half year	(407.8)	(1,067.9)

The parent entity has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a Deed of Cross Guarantee to which the parent entity is also a party. Refer to Note 28 in the annual financial report for the year ended 30 June 2012.

1 The parent entity’s loss for the half years ended 31 December 2012 and 2011 included a non-cash impairment charge of A$427.0 million and A$1,137.0 million, respectively, after tax against the parent entity’s investment in subsidiaries. In accordance with AASB 136 (IAS 36) Impairment of Assets, the parent entity’s investment in subsidiary balance was compared to the higher of its value-in-use or fair market value less costs to sell, and the comparison identified an impairment in the carrying value of the parent entity’s investment in subsidiaries. This non-cash charge is reversed on consolidation and does not impact the consolidated financial statements of the Group.

Sims Metal Management Limited

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 4 to 23 are in accordance with the Corporations Act 2001, including:

i.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
ii.	giving a true and fair value view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half year ended on that date, and

(b)	there are reasonable grounds to believe that Sims Metal Management Limited will be able to pay its debts as and when they become due and payable.

The declaration is made in accordance with a resolution of the directors.

G N Brunsdon	D W Dienst
Chairman	Group Chief Executive Officer

New York	New York
21 February 2013	21 February 2013

Independent auditor’s review report to the members of Sims Metal Management Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sims Metal Management Limited, which comprises the consolidated statement of financial position as at 31 December 2012, and the consolidated income statement, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Sims Metal Management Limited Group (the consolidated entity). The consolidated entity comprises both Sims Metal Management Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Sims Metal Management Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sims Metal Management Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

David Wiadrowski	Sydney
Partner	22 February 2013